[redacted]

08030380

8-45367

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

SEC FILE NUMBER
8- [redacted]

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue, Suite 1402
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

German Guerrero (212) 407-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name – *if individual, state last, first, middle name*)

360 Madison Avenue	New York,	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ABK 3/13

OATH OR AFFIRMATION

I, German Guerrero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financorp Group International Corp., as of February 27 th, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GERARD WILSON
Notary Public, State of New York
No. 01WI4984455
Qualified in Westchester County
Commission Expires July 22, 2009

Notary Public

Signature

PRINCIPAL
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCORP GROUP INTERNATIONAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

BERDON

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Financorp Group International Corporation

We have audited the accompanying statement of financial condition of Financorp Group International Corporation (the "Company") as of December 31, 2007, and the related statements of income, changes in stockholders' equity accounts and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financorp Group International Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 10 and 11 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berdon LLP

Certified Public Accountants

February 8, 2008

Berdon LLP
CPAs and Advisors

International Association of Practicing Accountants

Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

FINANCORP GROUP INTERNATIONAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 2,158,961
Receivable from broker	83,953
Other receivables	271,267
Deferred income taxes, less valuation allowance of $20,000	31,378
Other assets	297,405
TOTAL ASSETS	$ 2,842,964

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accrued liabilities	$ 67,852
Deferred tax liability	9,486
TOTAL LIABILITIES	77,338
STOCKHOLDERS' EQUITY:	
Common stock - $.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	1,149,999
Retained earnings	1,615,626
TOTAL STOCKHOLDERS' EQUITY	2,765,626
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,842,964

The accompanying notes to statement of financial condition are an integral part of this statement.

FINANCORP GROUP INTERNATIONAL CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Financorp Group International Corporation (the "Company") is a Delaware corporation which was organized on August 27, 1992 and commenced operations in March 1993. The Company was formed primarily to provide investment banking and brokerage services and was a wholly-owned subsidiary of Grupo Financorp C.A. ("Grupo" or the "Parent") until December 31, 2006, when Grupo distributed the company's stock to its five individual shareholders. The Company is a registered broker-dealer.

The Company provides brokerage services on an agency basis, which includes trading in "riskless" principal transactions. Transactions are made on a fully disclosed basis. The Company's customers are primarily institutional clients or high net worth individuals domiciled in localities outside the United States.

Financial statements prepared in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those amounts.

Cash equivalents are defined as short-term, highly liquid money market mutual funds with original maturities of less than 90 days. At December 31, 2007, substantially all of the cash and cash equivalents were held at two major financial institutions.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $2,165,167 which was $2,065,167 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .04 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under Paragraph (k)(2)(ii).

NOTE 3 - RECEIVABLE FROM BROKER

The Company conducts business primarily with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers which are normally settled on a delivery-against-payment basis. The clearing operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearing agreement.

(continued)

NOTE 3 - RECEIVABLE FROM BROKER (Continued)

The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The credit risk of customers is mitigated by the clearing broker's insurance coverage.

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2007, there were no such amounts owed to the clearing broker by these customers.

NOTE 4 - OTHER RECEIVABLES

Other receivables represent advisory fees due from a managed fund. The full amount of the receivable of $271,267 was collected in February 2008.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company presently has a noncancelable lease for office space which provides for minimum annual rental payments (including a utility charge) of $117,325 through March 31, 2008. The lease contains provisions for rent escalation based on increases in costs incurred by the lessor. The Company cannot determine what it might owe under the escalation (if any), but the amount would not be material to the financial statements. The lease is guaranteed by the Company's former parent.

The Company has entered into noncancelable lease for new office space, expiring on April 30, 2015. The following represents future minimum lease payments, including electric charges and operating escalations, required to be paid to the landlord under the noncancelable lease:

Year Ending December 31,	Amount
2008	$ 122,160
2009	186,500
2010	190,100
2011	194,900
2012	200,300
Thereafter	624,500
	$ 1,518,460

NOTE 6 - INCOME TAXES

Under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Deferred taxes relate primarily to the difference between book and tax depreciation and amortization.

The provision for income tax charged to operations was as follows:

Current tax expense:	
Federal	$ 597,304
State	300
Local	169,000
Deferred income taxes	10,924
Total income taxes	$ 777,528

NOTE 7 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the Company's former parent charged $48,000 for overhead incurred for or on behalf of the Company.

NOTE 8 - PROFIT SHARING PLAN

The Company adopted a defined contribution profit sharing plan ("Plan") in July 2007 which covers all employees who are at least 21 years old. The Plan does not include employees covered under a collective bargaining agreement and employees whose total compensation during the year is less than $450. The amount of the annual profit sharing contribution, if any, is determined by the Board of Directors of the Company. The contribution for 2007 is $42,937, of which $ $20,775 is included in accrued liabilities. The Plan is a Simplified Employee Pension (SEP).

NOTE 9 - SUBSEQUENT EVENTS

As of January 8, 2008, a change in the ownership structure of the Company took effect. FC Holdings AB, a Swedish company, has acquired all the shares owned by the current direct shareholders of Financorp. FC Holdings AB is wholly owned by Juan Lorenzo Mendoza ("Mendoza"), who, at December 31, 2007, is one of the five Financorp's direct shareholders (23.75%). Mendoza will remain the sole owner and chairman of the board of FC Holdings AB. Mendoza does not play an active role in the management of the Company.

END